UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

__________________

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 15, 2022, SOPHiA GENETICS SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are below:

•	Item 1: 2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2021 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2021 and took note of the Auditors’ Reports. The shareholders approved this item with 24,126,190 votes (99.95% of all ordinary shares represented) in favor, 1,514 votes (0.01%) against and 9,695 (0.04%) abstentions.

•	Item 2: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the fiscal year 2021. The shareholders approved this item with 20,933,769 votes (99.75% of all ordinary shares represented) in favor, 49,795 votes (0.23%) against and 3,935 (0.02%) abstentions.

•	Item 3: Appropriation of 2021 Financial Result. The shareholders approved that the loss for the year 2021 in the amount of CHF 62,506,860 be carried forward, resulting in total loss of CHF 181,995,748 to be carried forward. The shareholders approved this item with 24,112,204 votes (99.90% of all ordinary shares represented) in favor, 19,569 votes (0.08%) against and 5,626 (0.02%) abstentions.

•	Item 4: Increase and Renewal of Authorized Share Capital. The shareholders approved the increase and renewal of the Company’s Authorized Share Capital by CHF 235,928.75, by amending Article 4a, Paragraph 1 of the Company’s Articles of Association. The shareholders approved this item with 18,916,292 votes (78.37% of all ordinary shares represented) in favor, 5,219,391 votes (21.62%) against and 1,716 (0.01%) abstentions.

•	Item 5: Increase of Conditional Share Capital for Employee Participation. The shareholders approved the increase of the Company’s Conditional Share Capital for Employee Participation by CHF 125,000, by amending Article 4b, Paragraph 1 of the Company’s Articles of Association. The shareholders approved this item with 19,865,110 votes (82.30% of all ordinary shares represented) in favor, 4,271,589 votes (17.70%) against and 700 (0.00%) abstentions.

•	Item 6: Increase of Conditional Share Capital for Financing, Acquisitions and Other Purposes. The shareholders approved the increase of the Company’s Conditional Share Capital for Employee Participation by CHF 211,982.10, by amending Article 4c, Paragraph 1 of the Company’s Articles of Association. The shareholders approved this item with 18,921,004 votes (78.39% of all ordinary shares represented) in favor, 5,215,895 votes (21.61%) against and 500 (0.00%) abstentions.

•	Item 7: Amendments to Articles of Association. The shareholders approved the amendment of Article 15 of the Company’s Articles of Association to increase the maximum size of the Board of Directors to 8 members. The shareholders approved this item with 24,055,690 votes (99.66% of all ordinary shares represented) in favor, 74,873 votes (0.31%) against and 6,836 (0.03%) abstentions.

•	Item 8: Re-election of the Chairman; election and re-election of the Members of the Board of Directors. The shareholders approved the re-election of the current members of the Board of Directors, including the Chairman, for a term of office until the completion of the 2023 Annual General Meeting and the election of Jean-Michel Cosséry as a new member of the Board of Directors for a term of office until the completion of the 2023 Annual General Meeting.

o	The shareholders approved the re-election of Troy Cox with 23,777,672 votes (98.51% of all ordinary shares represented) in favor, 353,052 votes (1.46%) against and 6,675 (0.03%) abstentions.

o	The shareholders approved the re-election of Jurgi Camblong with 24,071,483 votes (99.73% of all ordinary shares represented) in favor, 53,101 votes (0.22%) against and 12,815 (0.05%) abstentions.

o	The shareholders approved the re-election of Tomer Berkovitz with 24,062,539 votes (99.69% of all ordinary shares represented) in favor, 5,465 votes (0.02%) against and 69,395 (0.29%) abstentions.

o	The shareholders approved the re-election of Kathy Hibbs with 23,651,757 votes (97.99% of all ordinary shares represented) in favor, 414,667 votes (1.72%) against and 70,975 (0.29%) abstentions.

o	The shareholders approved the re-election of Didier Hirsch with 23,716,116 votes (98.25% of all ordinary shares represented) in favor, 349,788 votes (1.45%) against and 71,495 (0.30%) abstentions.

o	The shareholders approved the re-election of Vincent Ossipow with 23,576,095 votes (97.67% of all ordinary shares represented) in favor, 489,809 votes (2.03%) against and 71,495 (0.30%) abstentions.

o	The shareholders approved the re-election of Milton Silva-Craig with 24,062,099 votes (99.68% of all ordinary shares represented) in favor, 3,905 votes (0.02%) against and 71,395 (0.30%) abstentions.

o	The shareholders approved the election of Jean-Michel Cosséry with 23,996,611 votes (99.41% of all ordinary shares represented) in favor, 85,813 votes (0.36%) against and 54,975 (0.23%) abstentions. Below is Dr. Cosséry’s biography:

Jean-Michel Cosséry, age 63, Ph.D., Pharm.D., M.B.A., has been a member of our board of directors since June 2022. From 2012 to 2018, Dr. Cosséry served in various senior leadership positions at Eli Lilly and Company, including as Vice President, North America Oncology, as well as Vice President and Managing Director of Lilly UK and Northern Europe. Prior to that, he served as Vice President and Chief Marketing Officer of GE Healthcare as well as in senior positions at Novartis International AG and Serono (now Merck (Schweiz) AG). Dr. Cosséry serves on the board of directors of Malin Corporation plc, Exact Therapeutics AS, Diurnal PLC, and Eracal Therapeutics Ltd., and previously served on the board of directors of ABPI (UK) LIMITED, Immunocore Holdings Limited, and Kymab Ltd and as chairman of the board of directors of the American Pharmaceutical Group in the UK. Dr. Cosséry holds an M.B.A. from the Rotterdam School of Management, a Ph.D. with honors in nuclear chemistry and neurobiology from Paris Sud University, and a Pharm.D. with honors in pharmacology from Paris Sud University.

There are no family relationships between Dr. Cosséry or any of our directors or executive officers. Our board of directors has determined that Dr. Cosséry is an independent director within the meaning of applicable Nasdaq standards.

•	Item 9: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Milton Silva-Craig and Vincent Ossipow and the election of Kathy Hibbs and Jean-Michel Cosséry as members of the Compensation Committee, each for a term of office until the completion of the 2023 Annual General Meeting.

o	The shareholders approved the re-election of Milton Silva-Craig with 23,678,843 votes (98.10% of all ordinary shares represented) in favor, 300,391 votes (1.24%) against and 158,165 (0.66%) abstentions.

o	The shareholders approved the re-election of Vincent Ossipow with 23,613,099 votes (97.82% of all ordinary shares represented) in favor, 366,135 votes (1.52%) against and 158,165 (0.66%) abstentions.

o	The shareholders approved the election of Kathy Hibbs with 23,565,165 votes (97.63% of all ordinary shares represented) in favor, 414,589 votes (1.72%) against and 157,645 (0.65%) abstentions.

o	The shareholders approved the election of Jean-Michel Cosséry with 23,910,093 votes (99.06% of all ordinary shares represented) in favor, 71,847 votes (0.30%) against and 155,459 (0.64%) abstentions.

•	Item 10. Re-election of the Independent Proxy. The shareholders approved the re-election of Martin Habs, Esq., notary public, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2023 Annual General Meeting. The shareholders approved this item with 24,125,320 votes (99.95% of all ordinary shares represented) in favor, 2,050 votes (0.01%) against and 10,029 (0.04%) abstentions.

•	Item 11. Re-election of the Statutory Auditor. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2022. The shareholders approved this item with 24,129,500 votes (99.97% of all ordinary shares represented) in favor, 820 votes (0.00%) against and 7,079 (0.03%) abstentions.

•	Item 12. Approval of the Compensation of the Board of Directors and the Executive Board. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,766,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Board of USD 2,400,000 for the fiscal year 2023 and a maximum aggregate amount of variable compensation for the members of the Executive Board of USD 5,900,000 for the current fiscal year 2022.

o	The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 19,651,130 votes (81.42% of all ordinary shares represented) in favor, 4,483,324 votes (18.57%) against and 2,945 (0.01%) abstentions.

o	The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Board with 23,934,778 votes (99.16% of all ordinary shares represented) in favor, 194,041 votes (0.80%) against and 8,580 (0.04%) abstentions.

o	The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Board with 20,660,776 votes (85.59% of all ordinary shares represented) in favor, 3,293,913 votes (13.65%) against and 182,710 (0.76%) abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: June 15, 2022

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association
99.2	Press release dated June 15, 2022